Exhibit 99.1

Draganfly President and CEO Cameron Chell to Keynote at 2023 Natural Disaster Expo Miami

The Draganfly team will be located at booth #1277, showcasing the company’s Vital Intelligence AI

Technology, Heavy Lift Drone and Commander 3XL Drone

Los Angeles, CA. February 16, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that Cameron Chell, CEO of Draganfly, will be a keynote speaker at the 2023 Natural Disasters Expo at the Miami Beach Convention Center, on March 2, 2023.

The Natural Disaster Expo, which includes the Flood Expo, Heat & Fire Expo, Storm Expo, and Earthquake Expo, is the leading event for disaster and emergency response professionals. This global event welcomes thousands of disaster specialists, government service providers, businesses, and organizations to provide cutting-edge technology, expand relief program awareness, and cover the ins and outs of the natural disaster industry.

Mr. Chell will discuss how Draganfly’s cutting-edge drone solutions have helped deliver temperature-sensitive medical supplies to remote areas and visual oversight during active emergencies, medical, and disaster response situations in Seminar Theater 5 Thursday, March 2 at 12:30 PM EST.

During this two-day event, Draganfly’s team will be located at booth #1277, where attendees can learn about the Company’s Heavy Lift, Commander 3XL Drone, and Vital Intelligence AI Technology. Draganfly will showcase how its drone solutions and AI technology are helping to enhance public safety efforts, specifically during natural disasters.

“Drones have been proven to be invaluable tools in the face of natural disasters,” said Cameron Chell, President and CEO of Draganfly. “Draganfly drones have the ability to provide safe and efficient means for search and rescue operations, assessing damage, delivering supplies, mapping affected areas, and monitoring the progress of the disaster. Our technology helps save lives and minimize the financial impact of these catastrophic events.”

The Natural Disaster Expo takes place at the Miami Beach Convention Center from March 1-2, 2023.

Book an appointment with the Draganfly team here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly’s participation in Natural Disaster Expo Miami, including statements related to the ability of drones save lives and minimize financial impact, as well as to provide safe and efficient means for search and rescue operations, assessing damage, and other matters. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.